FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to its shareholders informing them the date and matters to be addressed by the next Extraordinary Shareholders Meeting, to be held on October 17, 2012. The letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on September 28, October 5 and October 12, 2012. The same information was sent to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges.

BANCO DE CHILE

EXTRAORDINARY SHAREHOLDERS MEETING

The Board of Directors agreed to summon to a Extraordinary Shareholders Meeting to be held on October 17, 2012 at 11:00 A.M., at the Bank’s Auditorium, located at 930 Huérfanos Street,  Santiago, Chile, in order to address the following matters:

a.         Increase the Bank’s capital in the amount of CLP$250,000,000,000 by means of the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholders’ Meeting. Cash shares to be issued will be ordinary “Banco de Chile-T” shares having the same rights as all Banco de Chile’s shares, with the exception that that they will not allow its shareholders to receive dividends and/or fully paid-in shares, as the case may be, with respect to the earnings of fiscal year 2012. Once such dividends and/or fully paid-in shares are distributed and paid, the shares “Banco de Chile-T”  will be automatically be converted into “Banco de Chile” shares;

b.         Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank and modify, replace and /or supplement the Transitory Articles of the Bank’s Bylaws as a consequence of the capital increase, according to what is agreed upon the Shareholders Meeting;

c.          Adopt the agreements necessary to legalize and execute the agreed upon amendments of the Bylaws.

PARTICIPATION IN THE MEETING

Holders of shares registered on October 10, 2012 in the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., the latter as mandated by Law N° 19,396, shall have the right to vote and participate in the meeting.

QUALIFICATION OF POWERS OF ATTORNEY

The qualification of powers of attorney, if applicable, will be held on October 16, 2012 at 16:00 hours, at the Shares Section of the Bank, located at 925 Agustinas Street, 5th floor, office 541, Santiago.

PABLO GRANIFO LAVIN

Chairman

Santiago, September 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2012

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Quiroz
Chief Executive Officer